SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer’s ID (CNPJ) 00.108.786/0001 -65
Corporate Registry (NIRE) 35.300.177.240

PUBLIC-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETING HELD ON APRIL 28, 2006

DATE, TIME AND VENUE: On April 28, 2006, at 11 am, at the Company’s headquarters located at Rua Verbo Divino, 1356 – 1º andar, Chácara Santo Antônio, in the city of São Paulo, State of São Paulo.

ATTENDANCE: The Shareholders holding more than 99 percent (99%) of the voting stock, as signatures stated in the “Shareholders’ Attendance Book” attended the Meeting, as well as representatives for KPMG Auditores Independentes (independent auditing firm), Mr. Rogério Vieira de Andrade and for the Company’s Fiscal Council, Mr. Charles Barnsley Holland.

PRESIDING BOARD: LEONARDO PORCIÚNCULA GOMES PEREIRA – Chairman and ANDRÉ MÜLLER BORGES – Secretary.

CALL: The call notice was published in the newspaper Valor Econômico on April 11, 12 and 13, 2006 and in the Official Gazette of the State of São Paulo on April, 11, 13 and 14, 2006.

AGENDA: AT THE ANNUAL GENERAL MEETING: a) The reform of the wording of the main section of article 5 of the Company’s Bylaws in order to reflect the ratifications of the Company’s Capital Stock increase approved by the Board of Director’s Meetings carried out in the following dates and with the following matters: 1) On Sep. 02, 2005, the capital stock was increased from R$3,387,408,498.71 to R$3,388,419,058.96, arising from the issuing for private subscription, within the limit of the authorized capital of 2,887,315 preferred shares, all non-par registered book-entry shares, at the issue price of R$0.35 per share, corresponding to R$1,010,560.25, all subscribed and fully paid upon the exercise of stock option granted to the executives participant in the Company’s capital restructuring; 2) On Sept. 27, 2005, the capital stock was increased from R$3,388,419,058.96 to R$3,388,615,744.96, arising from the issuing for private subscription, within the limit of the authorized capital of 561,960 preferred shares, all non-par registered book-entry shares, at the issue price of R$0.35 per share, corresponding to R$196,686.00, all subscribed and fully paid upon the exercise of stock option granted to the executives participant in the Company’s capital restructuring and homologated the conclusion of the Stock Option Plan granted to the executives participant in the Company’s capital restructuring; and 3) On Nov. 08, 2005 and on Dec 09, 2005, approved and homologated, respectively, the capital stock increase from R$3,388,615,744.96 to R$3,474,272,185.28 arising from the issuing, within the limit of the authorized capital of 39,706,606 common shares and 57,630,258 preferred shares, all non-par registered book-entry shares, at the issuing price of R$0.88 per share, corresponding to R$85,656,440.32, all subscribed and fully paid upon the capitalization of the tax benefit held by the controlling Shareholder ROMA PARTICIPAÇÕES LTDA. resulting from the goodwill amortization, by reason of the merger of GLOBOTEL PARTICIPAÇÕES S.A. (“Globotel”), as provided for by article 7, paragraph 1, of CVM Instruction 319/99 and as established by clause 8 of Globotel Merger Protocol; b) To resolve on the reverse split of each lot of 15 (fifteen) shares issued by the Company into 1 (one) share issued by the Company, changing them into 263,644,244 shares, all non-par registered book-entry shares, being 107,548,340 common shares and 156.095.904 preferred shares, in compliance to the Article 12 of the Law 6,404/76, with the consequent amendment of the wording of the main section of the Article 5 of the Company’s Bylaws;

c) The reform of the wording of the Articles 9, 11, 27, 28, 30, 32, 33, 34 and 36 of the Company’s Bylaws in order to comply with the new Level 2 Differentiated Corporate Governance Practices; d) Consolidation of the Company’s Bylaws AT THE ANNUAL GENERAL MEETING: e) To get the financial accounts provided by the Management; to examine, discuss and vote the Company’s financial statements referring to the fiscal year ended December 31, 2005; having no results to be distributed; f) to elect the members of the Board of Directors and fix the executive management compensation; g) to elect the members of the Fiscal Council and fix their compensation.

DELIBERATIONS: The deliberations were approved by unanimous votes of shareholders present at the meeting, with abstention of those legally impeded, drawing up these present Minutes in the summary format of the events taken place, as provided for by the paragraph 1 of the Article 130 of the Law 6,404/76, authorized since than the publication of these Minutes with the omission of the shareholders’ signatures as provided for by the paragraph 2 of the Article 130 of the Law 6,404/76:

AT THE EXTRAORDINARY GENERAL MEETING:

a) Approved the reform of the wording if the main section of the Article 5 of the Company’s Bylaws, transcribed at the end of this item, in order to reflect the ratifications of the Company’s Capital Stock increases approved by the Board of the Directors Meetings carried out on the following dates:

1. On Sep. 02, 2005, the capital stock was increased from R$3,387,408,498.71 to R$3,388,419,058.96, arising from the issuing for private subscription, within the limit of the authorized capital of 2,887,315 preferred shares, all non-par registered book-entry shares, at the issue price of R$0.35 per share, corresponding to R$1,010,560.25, all subscribed and fully paid upon the exercise of stock option granted to the executives participant in the Company’s capital restructuring;

2. On Sept. 27, 2005, the capital stock was increased from R$3,388,419,058.96 to R$3,388,615,744.96, arising from the issuing for private subscription, within the limit of the authorized capital of 561,960 preferred shares, all non-par registered book-entry shares, at the issue price of R$0.35 per share, corresponding to R$196,686.00, all subscribed and fully paid upon the exercise of stock option granted to the executives participant in the Company’s capital restructuring. Whereas taking into consideration that all the executives participant in the Company’s Capital Restructuring Plan have already exercised all their stock option rights granted by the Company, completing a total of 3,449,275 (three million, four hundred forty-nine thousand, two hundred and seventy-five) subscribed preferred shares, the Shareholders confirmed, at this corporate document, that the 50,725 (fifty thousand seven hundred and twenty-five) preferred shares remaining from the Plan will not be issued by the Company. By that, they confirmed the conclusion of the Stock Option Plan granted to the executives’ participant in the Company’s Capital Restructuring.

3. On Nov. 08, 2005 and on Dec 09, 2005, approved and homologated, respectively, the capital stock increase from R$3,388,615,744.96 to R$3,474,272,185.28 arising from the issuing, within the limit of the authorized capital of 39,706,606 common shares and 57,630,258 preferred shares, all non-par registered book-entry shares, at the issuing price of R$0.88 per share, corresponding to R$85,656,440.32, all subscribed and fully paid upon the capitalization of the tax benefit held by the controlling Shareholder ROMA PARTICIPAÇÕES LTDA. resulting from the goodwill amortization, by reason of the merger of GLOBOTEL PARTICIPAÇÕES S.A. (“Globotel”), as provided for by article 7, paragraph 1, of CVM Instruction 319/99 and as established by clause 8 of Globotel Merger Protocol.

“Art. 5 – The Company’s Capital Stock is R$3,474,272,185.28 (three billion, four hundred and seventy-four million, two hundred and seventy-two thousand, one hundred and eighty-five reais and eight cents), divided in 1,613,225,102 (one billion, six hundred and thirteen million, two hundred and twenty-five thousand and one hundred and two) common shares and 2,341,438,563 (two billion, three hundred and forty-one million, four hundred and thirty-eight thousand and five hundred and sixty-three) preferred shares, all non-par registered book-entry shares. The Capital Stock shall be increased by up to R$5,000,000,000.00 (five billion reais), regardless of statutory amendment, as provided for by the Article 168 of the Law 6,404/76, by resolution of the Board of Directors, which shall determine the issuance conditions, under the terms of the paragraph 1 of the Article 170 of the Law 6,404/76.”

b) Approved, as provided for by Article 12 of the Law 6,404/76, the reverse split of each lot of 15 (fifteen) shares issued by the Company in 1 (one) share issued by the Company, the capital being then represented by 263,644,244 (two hundred sixty-three million, six hundred forty-four thousand, two hundred forty-four) shares, all non-par registered book-entry shares, being 107,548,340 (one hundred seven million, five hundred forty-eight thousand, three hundred forty) common shares and 156.095.904 (one hundred fifty-six million, ninety-five thousand, nine hundred four) preferred shares, being the Company’s Executive Board authorized to implement all the necessary actions to the execution of this operation. The shareholder holding lots non-divided by 15 (fifteen) and that, consequently, will be owner of a share fraction resulting from the reverse split, will have a 90-day (ninety) time limit, as from the date of this Extraordinary General Meeting, on one’s free and exclusive criteria, adjust one’s share position, per type, in lots multiples of 15 (fifteen) shares, by means of negotiation through brokerage company authorized to operate at BOVESPA. After this time limit, the representative shares of the Company’s Capital Stock will solely be negotiated with the reverse split and with quotation in Brazilian Reais (R$) per share, being the sum of the fractions resulting from the reverse split, sold in auction at BOVESPA. The share fractions will be debited from the shareholders’ positions, before the auction, being the product of the sale available on behalf of each shareholder, holder of share fractions on August 04, 2006. As from August 14, 2006 each ADR will represent 1 (one) preferred share issued by the Company. As a result of the approved reverse split, the wording of the main clause of the Article 5 of the Company’s Bylaws is changed, and as from this date on will contain the following wording:

“Art. 5 – The Company’s Capital Stock is R$3,474,272,185.28 (three billion, four hundred, seventy-four million, two hundred, seventy-two thousand, one hundred, eighty-five reais and twenty-eight centavos), divided into 107,548,340 (one hundred, seven million, five hundred, forty-eight thousand, three hundred and forty) common shares and 156,095,904 (one hundred, fifty-six million, ninety-five thousand, nine hundred and four) preferred shares, all non-par registered book-entry shares. The Capital Stock shall be increased by up to R$5,000,000,000.00 (five billion reais), regardless of statutory amendment, as provided for by the Article 168 of the Law 6,404/76, by resolution of the Board of Directors, which shall determine the issuance conditions, under the terms of the paragraph 1 of the Article 170 of the Law 6,404/76.”

c) Approved the reform of the wording of the Articles 9, 11, 27, 28, 30, 32, 33, 34 and 36 of the Company’s Bylaws in order comply with the new Level 2 Differentiated Corporate Governance Practices, which will contain the following wording:

Art. 9 – The Extraordinary General Meeting shall be held whenever the interests of the Company require a decision by the shareholders and in the cases provided for by the law and by these Bylaws, and the General Meeting shall resolve on the following matters: (i) rendering of surety, aval guarantee or other guarantee in favor of third parties which do not take part in the Company’s group of controlled and associated companies (understood as associated companies only those in which the Company and its controlled companies participate in the capital stock with more than 10% (ten percent), excluding those taking part in the Company’s capital stock and/or in its controlled companies’ capital stock); (ii) cancellation of the Company’s registration as a publicly-held company with the Brazilian Securities and Exchange Commission – CVM; (iii) discontinuity of Level 2 differentiated corporate governance practices (withdrawal from BOVESPA Level 2); and (iv) selection of the specialized company, within those indicated by the Board of Directors, responsible for preparing a economic evaluation report of the Company’s share value, for the purposes of the public offerings dealt with in the Chapter VIII and Chapter IX of these Bylaws.

Sole Paragraph – The choice of the specialized company or institution dealt with in the item (iv) of this Article 9 is a private competence of the general meeting, from the presentation, by the Board of Directors, of a three-name list, and the respective resolution, not computing the blank votes, and each share shall be incumbent, regardless of type or class, upon the right of one vote, must be taken by the majority vote of the shareholders representing the outstanding shares issued by the Company attending this resolution, which if instated in first call must count on the attendance of shareholders who represent, at least, 20% (twenty percent) of total outstanding shares, or that if instated in second call may count on the attendance of any number of shareholders representing the outstanding shares. For the purposes of the resolution provided for in this sole paragraph, it is understood as outstanding shares those issued by the Company, except the shares held by the controlling shareholder, by people connected to the controlling shareholder, by the Company’s managers and those held in treasury.

Art. 11 – The Board of Directors shall be composed of, at least, 09 (nine) and, at most, 12 (twelve) sitting members and equal number of alternate members, and, at least, 20% (twenty percent) of its members must be Independent Members, as defined in the Level 2 Rules, all shareholders, elected by the General Meeting and dismissed by it at any time, for a common term of office of 1 (one) year, reelection being permitted.

Art. 27 – Disposal of shares that ensure Control Power to the controlling shareholder, in a single transaction or through successive transactions, shall be made subject to a suspensive or dissolving condition that the acquiring party undertakes to carry out a public offering to acquire the shares held by all other shareholders of the Company, in compliance with the conditions and terms provided for in the current legislation and in the BOVESPA Level 2 Rules, so as to ensure them equal treatment given to the shareholder selling the shares.

Paragraph 1 – There is a relevant assumption of the Control Power ownership in relation to the person, or group of persons connected by a shareholders’ agreement or under common control (Group of Shareholders) who is a holder of shares which have ensured them the absolute majority of the votes of the shareholders attending the last three General Meetings of shareholders of the Company, even though the person, controlling shareholder or group of persons under common control does not hold shares ensuring him/her the absolute majority of the voting capital of the Company.

Paragraph 2 – The trading of shares amongst the members of the Group of Shareholders that exercise Control Power, even if such trading results in consolidation of Control Power in a single shareholder, does not constitute a transfer of Control Power and, accordingly, does not give rise to the obligations to carry out a public offering under the terms of the caput of this Article.

Paragraph 3 – In the case of acquisition of shares held by one or more shareholders of the Group of Shareholders who exercise the Control Power by a third party, the public offering referred to in the caput of this Article shall only be required after the acquisition of the number of shares necessary to the exercise of the Control Power

Paragraph 4 – In the assumption that the Company’s Control Power is exercised by more than one shareholder, the obligation provided for in the caput of this Article shall not be required if the acquiring party starts holding the Control Power jointly with the other shareholder(s) who have already exercised the Control Power, but does (do) not hold votes necessary to the individual exercise of the Control Power

Paragraph 5 – For the purposes of the provisions in the paragraphs 3 and 4 of this Article, the number of shares and/or votes necessary to the exercise of the Control Power is understood the percentage equivalent to the quorum qualified for resolutions set forth in shareholders’ agreement filed with the Company’s headquarters.

Art. 28 – The public offering for acquisition of shares referred to in the Article 27 of these Bylaws shall also be required whenever there is an remunerated assignment for share subscription rights or other rights or instruments in connection with securities convertible into shares that results in the disposal of shares that ensure the Company’s Control Power

Sole Paragraph – The determination as to whether a transfer of Control Power has occurred under the terms of this Article shall be made on the basis of the provisions in the paragraphs 2, 3, 4 and 5 of the Article 27.

Art. 30 – Any shareholder that holds shares in the Company and that acquires its Control Power by means of a private agreement for purchase of shares entered into with the controlling shareholder, involving any number of shares, shall be obligated to (i) carry out a public offering under the terms of the Article 27 of these Bylaws, and (ii) reimburse shareholders from whom the he/she has purchased shares on the stock exchange in the 6 (six) months prior to the date of disposal of Company’s Control Power, to whom he/she shall pay the difference between the price paid to the controlling shareholder who held the Company’s Control Power and the amount paid on the stock exchange for shares the Company’s shares during the said period, duly adjusted.

Sole Paragraph – The determination as to whether a transfer of Control Power has occurred under the terms of this Article shall be made on the basis of the provisions in the paragraphs 2, 3, 4 and 5 of the Article 27.

Art. 32 – When the decision to make the publicly-held company registration cancellation is informed to the market, the Offerer shall disclose the maximum amount per share or per one thousand shares by which he/she shall formulate the public offering.

Paragraph 1 – The public offering shall be subject that the value determined in the evaluation report referred to in the Article 31 is not higher than the amount disclosed by the Offerer.

Paragraph 2 – Should the value of the shares determined in the evaluation report is higher than the amount informed by the Offerer, the decision referred to in the caput of this article shall automatically be cancelled, unless the Offerer expressly agrees to formulate the public offering at the amount determined in the evaluation report, and the Offerer must disclose to the market the decision adopted.

Art. 33 – The evaluation report shall be prepared by a specialized firm that has proven experience and independent with respect to the Company’s decision power, its managers and/or controlling shareholder, in addition to meeting all other legal requirements. The costs incurred in connection with the preparation of the report shall be borne by the Offerer, as provided for in the caput of Article 31.

Art. 34 – Should the Company’s shareholders at an Extraordinary General Meeting approve the exit of the Company from BOVESPA Level 2, the Company’s controlling shareholder shall carry out a public offering for the acquisition of shares for the amount determined under the terms of the Article 31 of these Bylaws (i) in the event that the Company exits Level 2 so that its shares shall be registered for trading outside Level 2 or (ii) as a result of corporate reorganization operation, in which the Company’s shares resulting from such reorganization are not admitted for trading on Level 2

Paragraph 1 – The public offering provided for by this article shall follow, to the extent applicable, the rules of public offering for registration cancellation of publicly-traded company with the CVM, under the terms of the Articles 31, 32 and 33 of these Bylaws.

Paragraph 2 – The Company’s controlling shareholder shall be dismissed from making the public offering provided for by this Article in the event that the Company’s exit from Level 2 results from the listing of its shares for trading on the BOVESPA Novo Mercado (New Market)

Art. 36 – The Company, its Shareholders, Managers and the members of the Audit Committee undertake to solve, by means of arbitration, all and any dispute or controversy that may arise amongst them, related or arising, in particular, from application, validity, efficiency, interpretation, violation and its effects, from the provisions in the Corporate Law, in the Company’s Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and the Brazilian Securities and Exchange Commission, as well as in the other rules applicable to the functioning of the capital markets in general, in addition to those in Level 2 Rules, in Arbitration Rules of the Market Arbitration Chamber and in the Adoption Agreement of Level 2 Differentiated Corporate Governance Practices

d) Due to the amendments above, the Company’s consolidated Bylaws was approved, attached to the present Minutes.

AT THE ANNUAL GENERAL MEETING:

e) They approved, by unanimous vote, without qualifications, the annual Management Report and its accounts included in the Balance Sheet and Financial Statements, published in the newspaper Valor Econômico on February 2, 2006 and in the Official Gazette of the State of São Paulo on February 3, 2006, which reflect the accounts of the shareholders’ equity, the income for the year, the origins and applications of funds and the stake in the Subsidiary Companies, as well as the reports of Management, Fiscal Council and External Auditors, all related to the fiscal year ended December 31, 2005, closed without the determination of results distributable.

f) They took cognizance of the resignation of Mr. Ronnie Vaz Moreira on July 20, 2005 and of Mr. Guilherme Perboyre Cavalcanti on September 25, 2005, from the respective positions as members of the Company’s Board of Directors, as well as the end of the term of office of Messrs. Jorge da Gama Braga Neto, Ivan Campagnolli Júnior e Edgard Lobão dos Santos, formalizing, accordingly, their withdrawal from the list of the Company’s Board Members. Immediately thereafter, not adopting the multiple vote process for the election of the Board of Directors’ members, referred in the CVM Instruction 165/91, amended by the Instruction 282/98, the Board of Directors’ members were elected/reelected, with term of office until the investiture of their successors to be elected by the 2007 Annual General Meeting:

i) Indicated by the Shareholder DISTEL HOLDING S.A., reelected Messrs. ROBERTO IRINEU MARINHO, a Brazilian citizen, married, manufacturer, Identity Card (RG) 2.089.884 - IFP-RJ and Individual Taxpayer’s Register (CPF) 027.934.827 -49, domiciled at Rua Lopes Quintas, 303, Jardim Botânico, in the city of Rio de Janeiro, State of Rio de Janeiro – Sitting Member and his alternate JORGE LUIZ DE BARROS NÓBREGA, a Brazilian citizen, married, business administrator, Identity Card (RG) 029.741.88 -1 - IFP-RJ and Individual Taxpayer’s Register (CPF) 371.632.567 -87, domiciled at Avenida Afrânio de Melo Franco, 135, 1º andar, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro.

ii) Indicated by the Shareholder GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A., reelected Messrs. STEFAN ALEXANDER, a Brazilian citizen, married, economist, Identity Card (RG) 07.251.698 -2 - IFP-RJ and Individual Taxpayer’s Register (CPF) 942.089.997 -72, domiciled at Avenida Afrânio de Melo Franco, 135, 2º andar, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro – Sitting Member and his alternate JOSÉ FERREIRA MONTEIRO, a Brazilian citizen, married, engineer, Identity Card CREA-RJ 83105747-6 and Individual Taxpayer’s Register (CPF) 743.251.757 -68, domiciled at Avenida Afrânio de Melo Franco, 135, Leblon, CEP 22430-060, in the city of Rio de Janeiro, State of Rio de Janeiro, ROSSANA FONTENELE BERTO, a Brazilian citizen, married, business administrator, Identity Card (RG) 07219375-8 - IFP-RJ and Individual Taxpayer’s Register (CPF) 878.888.907 -68, domiciled at Avenida Afrânio de Melo Franco, 135, CEP 22430-060, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro - Sitting Member and her alternate GABRIELA SALOMÃO TAVARES, a Brazilian citizen, married, attorney, Identity Card 85.265 - OAB-RJ issued on 21.120.2002 and Individual Taxpayer’s Register (CPF) 002.031.617 -85, domiciled at Avenida Afrânio de Melo Franco nº 135, CEP 22430-060, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro, JUAREZ DE QUEIROZ CAMPOS JÚNIOR, a Brazilian citizen, married, business administrator, Identity Card (RG) 10.826.391 - SSP-SP and Individual Taxpayer’s Register (CPF) 039.245.898 -52, domiciled at Avenida das Américas, 700, bloco 2 A, 1º andar, Barra da Tijuca, in the city of Rio de Janeiro, State of Rio de Janeiro – Sitting Member and his alternate FREDERICO MONTEIRO, a Brazilian citizen, married, advertising executive, Identity Card 06689794-3 – IFP-RJ and Individual Taxpayer’s Register (CPF) 894.268.867 -53, domiciled at Avenida Afrânio de Melo Franco nº 135, CEP 22430-060, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro, MARCOS DA CUNHA CARNEIRO, a Brazilian citizen, married, economist, Identity Card (RG) 04.831.165 -1 - IFP-RJ and Individual Taxpayer’s Register (CPF) 663.964.337 -53, domiciled at Avenida Afrânio de Melo Franco, 135, 5º andar, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro,– Sitting Member and his alternate JOSÉ CARLOS BENJÓ, a Brazilian citizen, married, attorney, Identity Card (RG) 64.048 - OAB-RJ and Individual Taxpayer’s Register (CPF) 871.330.757 -68, domiciled at Avenida Afrânio de Melo Franco, 135, 3º andar, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro, being reconducted as Sitting Member Mr. SÉRGIO LOURENÇO MARQUES, a

Brazilian citizen, married, engineer, Identity Card (RG) 625.547 -ES - SPTC/DI and Individual Taxpayer’s Register (CPF) 862.651.487 -53, domiciled at Avenida Afrânio de Melo Franco, 135, 2º andar, CEP 22430-060, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro, and elected as his alternate Mrs. CINTIA DE MELO MORAES PALMEIRA, a Brazilian citizen, married, journalist, Identity Card 10940523-3 – DETRAN-RJ and Individual Taxpayer’s Register (CPF) 931.771.787 -04, domiciled at Avenida Afrânio de Melo Franco nº 135, Leblon, CEP 22430-060, in the city of Rio de Janeiro, State of Rio de Janeiro, and elected Mr. AUGUSTO CESAR ROXO DE URZEDO ROCHA FILHO, a Brazilian citizen, married, civil engineer, Identity Card (RG) 89-1-00053-5 – CREA-RJ and Individual Taxpayer’s Register (CPF) 810.813.757 -87, domiciled at Avenida Afrânio de Melo Franco nº 135, Leblon, CEP 22430-060, in the city of Rio de Janeiro, State of Rio de Janeiro – Sitting Member and reelected his alternate LUIS HENRIQUE MARTINEZ GONÇALVES, a Brazilian citizen, married, economist, Identity Card 08545728-1 – IFP-RJ and Individual Taxpayer’s Register (CPF) 021.385.387 -61, domiciled at Avenida Afrânio de Melo Franco nº 135, CEP 22430-060, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro.

iii) Indicated by Shareholder EMBRATEL PARTICIPAÇÕES S.A., reelected Messrs. CARLOS HENRIQUE MOREIRA, a Brazilian citizen, married, engineer, Identity Card 12544-D - CREA/RJ and Individual Taxpayer’s Register (CPFMF) 005.215.077 -015, domiciled at Av. Presidente Vargas, 1012, 15º andar, CEP 20071-910, in the city of Rio de Janeiro, State of Rio de Janeiro – Sitting Member and his alternate ISAAC BERENSZTEJN, a Brazilian citizen, married, engineer, Identity Card (RG) 3.174.052 IFP/RJ and Individual Taxpayer’s Register (CPF/MF) 332.872.367 -68, domiciled at Av. Presidente Vargas, 1012, 15º andar, CEP 22271-100, in the city of Rio de Janeiro, State of Rio de Janeiro, JOSÉ FORMOSO MART¥NEZ, a Mexican citizen, married, engineer, Alien Registration Card (RNE) V405864-B and Individual Taxpayer’s Register (CPF/MF) 059.557.727 -07, domiciled at Av. Presidente Vargas, 1012, 15º andar, CEP 22271-100, in the city of Rio de Janeiro, State of Rio de Janeiro - Sitting member being reconducted as his alternate ANTONIO OSCAR DE CARVALHO PETERSEN FILHO, a Brazilian citizen, married, attorney, Identity Card (RG)17450683-1 SSP/SP, and Individual Taxpayer’s Register (CPF/MF) 276.546.358 -18, domiciled at Av. Presidente Vargas, 1012, 15º andar, CEP 20071-910, in the city of Rio de Janeiro, State of Rio de Janeiro and JOÃO ADALBERTO ELEK JR., a Brazilian citizen, divorced, engineer, Identity Card (RG) 03.524.098 -5 IFP/RJ and Individual Taxpayer’s Register (CPF/MF) 550.003.047 -72, domiciled at Avenida Alfredo Egídio de Souza

Aranha, 100, Bloco D, 3º Andar, CEP 04719-000, Chácara Santo Antônio, in the city of São Paulo, State of São Paulo – Sitting member and his alternate MAURICIO ALVARENGA VERGANI, a Brazilian citizen, married, Bachelor of Law, Identity Card (RG) 9488651 and Individual Taxpayer’s Register (CPF/MF) 041.973.348 -50, domiciled at Av. Presidente Vargas, 1012, 15º andar, CEP 22271-100, in the city of Rio de Janeiro, State of Rio de Janeiro.

iv) On a separate election, as provided for by the Article 141, Paragraph 4, subparagraph II, of the Law 6,404/76, without the participation of the controlling shareholders GB Empreendimentos e Participações S.A., Globo Comunicação e Participações S.A. and Distel Holding S.A., by majority of votes of the present preferred shareholders, elected Mr. IVAN MAGALHÃES JÚNIOR, a Brazilian citizen, married, engineer, Identity Card 54558-D CREA, and Individual Taxpayer’s Register (CPF) 627.416.247 -04, domiciled at Avenida República do Chile nº 100, 22º andar, CEP 20.139 -900, in the city of Rio de Janeiro, State of Rio de Janeiro – Sitting Member and reelected as his alternate HELIO GUSTAVO VILLARIM DOS SANTOS, a Brazilian citizen, married, business administrator, Identity Card 4031538 – IFP-RJ and Individual Taxpayer’s Register (CPF) 601.518.037 -49, domiciled at Avenida República do Chile nº 100, 22º andar, CEP 20.139 -900, in the city of Rio de Janeiro, State of Rio de Janeiro, with abstention of the representatives from the investment funds Mellon Serviços Financeiros Distribuidora de Títulos e Valores Mobiliários S.A. and Hedging-Griffo Corretora de Valores S.A.

v) In order to meet the provisions in the Article 11 of the Company’s Bylaws, which is to have in the Board of Directors at least 20% (twenty percent) of independent members, as defined at BOVESPA Level 2 Rules, the Shareholders elected Messrs. MAURO SZWARCWALD a Brazilian citizen, married, consultant, Identity Card 2.382.767 -8 – IFP-RJ and Individual Taxpayer’s Register (CPF) 266.440.967 -00, domiciled at Avenida Lúcio Costa nº 3360, bloco 2, apartamento 3002, Barra da Tijuca – CEP 22630-010, in the city of Rio de Janeiro, State of Rio de Janeiro - Sitting Member and his alternate JOSÉ MANUEL OLIVEIRA CARREGAL, a Brazilian citizen, married, economist, Identity Card 054.184.84 -1 – IFP-RJ and Individual Taxpayer’s Register (CPF) 010.774.337 -00, domiciled at Avenida Presidente Vargas nº 290 – 10º andar, Centro, CEP 20091-060, in the city of Rio de Janeiro, State of Rio de Janeiro, whom added to the Board members indicated by the preferred shareholders at item iv, above, constitute the 20% (twenty percent) of the Company’s Board of Directors independent members.

The elected Board of Directors Members took office by signing the Investiture Term, and declared that they are not prevented from exercising the management of a business corporation. This Annual General Meeting confirmed the compensation amount paid for the executive management in 2005, and fixed in up to R$ 26,709,000.00 (twenty-six million, seven hundred nine thousand reais) the compensation amount for 2006, including the not statutory executive officers, being the Board members responsible for the distribution of this amount.

g) The Company’s Fiscal Council permanent members were elected, with the term of office lasting until the Annual General Meeting to be carried out in 2007, as follows:

1. indicated by the Shareholders DISTEL HOLDING S.A., GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A and EMBRATEL PARTICIPAÇÕES S.A., Messrs. Charles Barnsley Holland, a Brazilian citizen, married, accountant, Identity Card (R.G.) 12.782.315 (SSP-SP) and Individual Taxpayer’s Register (CPF/MF) 379.343.258 -00, domiciled at Rua Miranda Montenegro, 144, in the city of São Paulo, state of São Paulo and Martin Roberto Glogowsky, a Brazilian citizen, married, attorney and business administrator, Identity Card (R.G.) 4.700.146 (SSP-SP) and Individual Taxpayer’s Register (CPF/MF) 861.682.748 -04, domiciled at Rua Barão de Santa Eulália, 170 Apt. 52, in the city of São Paulo, state of São Paulo.

2. On a separate election, as provided for by the Article 161, Paragraph 4, a, of the Law 6,404/76, without the participation of the controlling shareholders GB Empreendimentos e Participações S.A., Globo Comunicação e Participações S.A. and Distel Holding S.A., by majority of votes of the present preferred shareholders, elected Mr. Antônio José Alves Jr., a Brazilian citizen, married, economist, Identity Card (RG) 06692026-5 – IFP-RJ and Individual Taxpayer’s Register (CPF/MF) 849.079.327 -15, domiciled at Avenida Edson Passos, 603/301, Alto da Boa Vista, Tijuca, in the city of Rio de Janeiro, state of Rio de Janeiro, with abstention of the representatives from the investment funds Mellon Serviços Financeiros Distribuidora de Títulos e Valores Mobiliários S.A. and Hedging-Griffo Corretora de Valores S.A.

The General Meeting fixed in up to R$500,000.00 (five hundred thousand Reais) the annual compensation of the members of the Fiscal Council for the fiscal year 2006. The General Meeting has also approved a budget for the Fiscal Council for the fiscal year 2006, in the amount of R$100,000.00 (one hundred thousand Reais)

CLOSURE:	The works were closed and the meeting was adjourned for the time required to draw up the minutes in the book, which, upon reopening of the meeting, were read, found in compliance, approved and signed by all those attending the meeting. São Paulo - SP, April 28, 2006.

This is a free English translation of the original instrument drawn up in the company’s records.

Leonardo Porciúncula Gomes Pereira
Chairman

André Müller Borges
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.